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                                                                    EXHIBIT 2.00

               The Plan of Re-Incorporation and Related Matters

     The holders of the Series E Preferred Shares, which collectively control the voting power of the Company to implement the plan and have the power to approve all of the matters discussed in the plan described below, have agreed with each other and with the Company that they will vote in favor of all of these matters. Paragraphs (a) and (b) below describe the plan for the re-incorporation of the Company that will be voted on by the shareholders of the Company. Paragraphs (c) and (d) describe the circumstances that must be fulfilled in order for the Series E Preferred Stock to be automatically converted into shares of common stock as provided in the Certificate of Designation of Series E Preferred Shares.

     (a) The Company will call, notify and convene, in accordance with the proxy solicitation rules of the Securities Exchange Act of 1934, as amended, and applicable state laws, a Special Meeting of the Shareholders to vote upon a proposed merger of the Company into its proposed wholly owned subsidiary, Intercell International Corporation, a Nevada corporation (the "New Company") and for the election of Directors.

     (b) The Company will merge into the New Company, on a share for share basis. The authorized capital and the management team of the Company and the New Company will be equivalent, and the Articles of Incorporation of the New Company will be substantially similar to Articles of Incorporation of the Company.

     (c) Subsequent to, and apart from, the re-incorporation into New Company, the New Company will, by action of its Board of Directors, consider the effectuation of a reverse stock split of its common stock in which each 20 shares of its outstanding common stock will be exchanged for one share of common stock (1:20) and, correspondingly, the number of authorized shares of common stock in the New Company's Articles of Incorporation will be reduced by the same 20-to-one ratio (1:20). The record date of this event will be determined by the Board of Directors. Assuming the reverse stock split, the New Company will have issued and outstanding, approximately 4,994,560 shares of common stock and will have 5,000,000 shares of common stock authorized. If effected, the New Company will have approximately 8,604,378 shares outstanding on a fully diluted basis.

     (d) Subsequent to, and apart from, the matters described above, the New Company will consider the solicitation of a shareholder vote to increase the authorized capital of the New Company to permit the conversion or exercise of all the convertible or exercisable securities of the New Company.